ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited - expressed in thousands of Canadian dollars)

	Note	March 31,	December 31,
		2015	2014
ASSETS

Current Assets
Cash and cash equivalents		$7,215	$8,639
Accounts and other receivables		4,759	3,951
Restricted cash and deposits	3	470	1,063
Inventories	4	981	971
Prepaid expenses and other current assets		423	503
		13,848	15,127
Non-Current Assets
Restricted cash and deposits	3	9,649	9,152
Inventories	4	4,269	4,269
Long-term investments		585	597
Property, plant and equipment	5	17,330	17,935
Mineral properties	6	58,075	57,772
Intangible assets		356	343
Total Assets		$104,112	$105,195

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,095	$2,375
Income taxes payable		23	23
Environmental services contract loss provision		77	59
Deferred revenue		745	1,338
		2,940	3,795
Non-Current Liabilities
Environmental services contract loss provision		218	204
Deferred revenue		755	479
Silver streaming interest	7	18,118	18,118
Decommissioning and rehabilitation provision		4,154	4,151
Deferred income tax liabilities	12	1,232	1,411

Total Liabilities		27,417	28,158

Shareholders' Equity		76,695	77,037
Total Liabilities and Shareholders' Equity		$104,112	$105,195

COMMITMENTS	18

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”

(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIODS ENDED MARCH 31
(unaudited - expressed in thousands of Canadian dollars, except

per share and share amounts)	Note	2015	2014

Revenues
Mining operations		$-	$256
Environmental services		4,516	3,071
Total revenues		4,516	3,327
Cost of Sales	9
Mining operations		-	-
Environmental services		3,324	2,090
Total cost of sales		3,324	2,090
Gross Profit (Loss)
Mining operations		-	256
Environmental services		1,192	981
Total gross profit		1,192	1,237

General and administrative expenses	10	2,152	2,284
Mine site care and maintenance	11	590	740
Foreign exchange losses (gains)		(578)	105
		2,164	3,129
Operating Loss		(972)	(1,892)
Other Income (Expenses)
Investment income		36	7
Finance costs		(9)	(14)
Derivative loss		-	-
Loss Before Taxes		(945)	(1,899)

Income Tax Provision (Recovery)
Current	12	1	14
Deferred	12	(454)	(494)

Net Loss		(492)	(1,419)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $279, $368		(141)	417
Gain (loss) on long-term investments		(12)	150
Total Comprehensive Loss		$(645)	$(852)

Loss Per Share
Basic	13	$(0.01)	$(0.02)
Diluted	13	$(0.01)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31
(unaudited - expressed in thousands of Canadian dollars)

	2015	2014

Cash Flows from Operating Activities
Net (loss) income	$(492)	$(1,419)
Items not affecting cash from operations:
Deferred revenue	(319)	177
Environmental services contract loss provision	32	75
Silver streaming interest amount recognized	-	(48)
Depreciation of property, plant and equipment	582	723
Amortization of intangible assets	14	24
Share-based compensation expense	266	475
Finance costs and other	(440)	194
Deferred income tax recovery	(454)	(494)
	(811)	(293)
Changes in non-cash working capital balances related to operations
(Increase) in accounts and other receivables	(808)	923
(Increase) in inventories	(10)	(32)
Decrease in prepaid expenses and other current assets	81	67
(Decrease) in accounts payable and accrued liabilities	(275)	(525)
Increase in income taxes payable	3	-
	(1,820)	140
Cash Flows from Investing Activities
Expenditures on mining operations properties	(12)	(158)
Expenditures on exploration and evaluation properties	(231)	(135)
Purchase or disposal of property, plant and equipment	5	(21)
Decrease in restricted cash and deposits	634	49
	396	(265)

Decrease in Cash and Cash Equivalents	(1,424)	(125)
Cash and Cash Equivalents - Beginning of Period	8,639	8,610
Cash and Cash Equivalents - End of Period	$7,215	$8,485

SUPPLEMENTAL CASH FLOW INFORMATION (see note 15)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSDED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31
(unaudited – expressed in thousands of Canadian dollars)

	Common Shares

							Accumulated
				Share			Other
	Number of			Options	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	and RSU's	Surplus	Deficit	Income (Loss)	Total

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037
Net loss	-	-	-	-	-	(492)	-	(492)
Other comprehensive loss	-	-	-	-	-	-	(153)	(153)
Share-based compensation expense recognized	-	-	-	303	-	-	-	303
Share options forfeited or expired	-	-	-	(1,137)	1,137	-	-	-
Release of RSU settlement shares	123,333	520	-	(520)	-	-	-	-

Balance - March 31, 2015	69,458,899	$165,228	$1,342	$7,165	$11,966	$(108,669)	$(337)	$76,695

Balance - December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179
Net loss	-	-	-	-	-	(1,419)	-	(1,419)

Other comprehensive income	-	-	-	-	-	-	567	567
Share-based compensation expense recognized	-	-	-	525	-	-	-	525
Share options forfeited or expired	-	-	-	(1,229)	1,229	-	-	-
Release of RSU settlement shares	138,333	585	-	(585)	-	-	-	-

Balanc e- March 31, 2014	62,310,566	$158,568	$-	$9,803	$8,970	$(76,824)	$335	$100,852

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 12, 2015.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Restricted Cash and Deposits

	March 31	December 31
	2015	2014
Security for remediation services agreement	$5,700	$5,800
Security for decommissioning obligations	4,198	4,186
Other	221	229
Restricted cash and deposits	10,119	10,215
Less: Current portion	470	1,063
	$9,649	$9,152

Security for remediation services agreement of $5,700,000 (US$4,500,000) as at March 31, 2015 (December 31, 2014 – US$5,000,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. The current portion of $470,000 is the estimated security that will be applied to the environmental consulting and remediation services agreement within the next twelve months.

4.	Inventories

	March 31	December 31
	2015	2014

Ore in stockpiles	$4,269	$4,269
Materials and supplies	981	971

	$5,250	$5,240

As of March 31, 2015, the Company held ore in stockpiles of $4,269,000 (December 31, 2014 - $4,269,000). Due to the expected timing of production recommencing, this amount is classified as a non-current asset.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp,	Processing	and	Improvements
Cost	Buildings	Roads, and	Mill	Equipment	& Other	Total
		Other Site

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	264	14	11	289
Write-downs	-	(463)	(3,927)	(438)	-	(4,828)
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	-	-	9
Disposals	-	-	-	(14)	-	(14)

March 31, 2015	$1,364	$5,213	$19,969	$6,760	$1,305	$34,611

				Heavy
			Ore	Machinery	Leasehold
Accumulated	Land and	Camp, Roads,	Processing	and	Improvements
Depreciation	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposals	-	-	-	(43)	-	(43)

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	15	88	266	228	12	609
Disposal	-	-	-	(9)	-	(9)

March 31, 2015	$170	$3,601	$6,974	$5,367	$1,169	$17,281

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

March 31, 2015	$1,194	$1,612	$12,995	$1,393	$136	$17,330

During the three month period ended March 31, 2015, the Corporation recorded total depreciation of property, plant and equipment of $609,000 (2014 – $823,000), of which $582,000 (2014 – $723,000) has been charged to income with $101,000 (2014 – $15,000) recorded in environmental services cost of sales and $481,000 (2014 – $708,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $27,000 (2014 – $100,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Mineral Properties

	December	Expenditures	Written	March 31
	31, 2014	Incurred	Down	2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$-	$-	$8,149
Lucky Queen	1,924	9	-	1,933
Onek	255	9	-	264
McQuesten	3,690	34	-	3,724
Silver King	7,154	-	-	7,154
Flame & Moth	20,467	129	-	20,596
Bermingham	9,717	122	-	9,839
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	5,342	-	-	5,342
Other	190	-	-	190

Total	$57,772	$303	$-	$58,075

	December	Expenditures	Written	December 31
	31, 2013	Incurred	Down	2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$(9,844)	$8,149
Lucky Queen	9,084	90	(7,250)	1,924
Onek	807	447	(999)	255
McQuesten	3,670	20	-	3,690
Silver King	6,986	168	-	7,154
Flame & Moth	15,002	5,465	-	20,467
Bermingham	9,157	560	-	9,717
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	12,352	-	(7,010)	5,342
Other	190	-	-	190

Total	$75,847	$7,028	$(25,103)	$57,772

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

March 31, 2015
Cost	$129,540	$54,472	$184,012
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,613	$47,462	$58,075

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Silver Streaming Interest

	March 31	December 31
	2015	2014

Balance – beginning of period	$18,118	$18,190

Amount recognized in mine site care and maintenance	-	(72)

Balance – end of period	$18,118	$18,118

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton contract to purchase from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the balance of the amounts advanced is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance amounts received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced to Silver Wheaton, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “ReCommencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Share-Based Compensation

Incentive Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	206
Options forfeited or expired	$4.59	(467,500)	(1,137)

Balance – March 31, 2015	$3.21	4,493,330	$6,781

Balance – December 31, 2013	$5.16	4,035,663	$11,204

Stock options granted	$1.94	717,000	-
Share based compensation expense	-	-	525
Options forfeited or expired	$5,03	(560,500)	(1,229)

Balance – March 31, 2014	$4.63	4,192,163	$10,500

During the three month period ended March 31, 2015, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.58% (2014 – 1.4%) per annum, an expected life of options of 4 years (2014 – 4 years), an expected volatility of 67% based on historical volatility (2014 – 65%, an expected forfeiture rate of 4% (2014 – 4%) and no expected dividends (2014 – nil).

Incentive share options outstanding and exercisable at March 31, 2015 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.60	35,000	4.71	$ 0.60	-	$ 0.60
$0.60	1,340,000	4.81	$ 0.60	446,667	$ 0.60
$1.65	292,500	0.89	$ 1.65	292,500	$ 1.65
$1.94	619,000	3.87	$ 1.94	412,667	$ 1.94
$3.45	681,330	1.98	$ 3.45	681,330	$ 3.45
$4.16	402,000	2.81	$ 4.16	402,000	$ 4.16
$6.92	517,000	1.82	$ 6.92	517,000	$ 6.92
$7.10	603,000	2.79	$ 7.10	603,000	$ 7.10
$8.13	3,500	3.11	$ 8.13	3,500	$ 8.13

	4,493,330	3.22	$ 3.21	3,358,664	$ 4.01

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the three month period ended March 31, 2015, the Corporation recorded total share-based compensation expense of $206,000 (2014 – $358,000) related to incentive share options, of which $33,000 (2014 – $50,000) is recorded to mineral properties and $173,000 (2014 – $308,000) has been charged to income.

Restricted Share Units (“RSUs”)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
Share-based compensation expense recognized	-	93
RSUs vested	(123,333)	(516)

Balance – March 31, 2015	518,859	$384

Balance – December 31, 2013	401,665	$996

Share-based compensation expense recognized	-	167
RSUs vested	(138,331)	(585)

Balance – March 31, 2014	263,334	$578

A total of 135,000 RSUs were granted in February 2015, with total grant-date fair value determined to be $81,000. Included in general and administrative expenses for the three month period ended March 31, 2015 is share-based compensation expense of $93,000 (2014 – $167,000) related to RSU awards. As at March 31, 2015, the plan trust held 129,999 common shares of the Corporation for future settlement of granted RSUs.

As of March 31, 2015, a total of 418,860 RSUs were granted under the amended RSU plan and a total of 231,140 RSUs remained available for granting.

9.	Cost of Sales

The Corporation recorded cost of sales for the three months ended March 31, 2015 and 2014 as follows:

	2015	2014

Environmental services –
Direct service costs	$3,223	$2,075
Depreciation	101	15
	$3,324	$2,090

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the three month period ended March 31, 2015 and 2014 as follows:

	2015	2014

General and administrative expenses
Depreciation	$38	$31
Amortization of intangible assets	13	24
Business development and investor relations	164	115
Office, operating and non-operating overheads	437	378
Professional	62	66
Regulatory	121	105
Salaries and contractors	993	1,074
Share-based compensation	257	444
Travel	67	47

	$2,152	$2,284

11.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three month period ended March 31, 2015 and 2014 as follows:

	2015	2014

Mine site care and maintenance
Depreciation	$443	$613
Office, operating and non-operating overheads	109	82
Professional	7	-
Salaries and contractors	30	35
Share-based compensation	1	9
Travel	-	1

	$590	$740

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Income Tax Expense

The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. For the three month periods ended March 31, 2015 and 2014, these differences result from the following items:

	2015	2014

Accounting income (loss) before taxes	$(945)	$(1,899)
Federal and provincial income tax rate of 26.00%	(246)	(494)
(2014 – 25.75%)

Non-deductible permanent differences	3	101
Differences in foreign exchange rates	(1)	(23)
Effect of difference in tax rates	(37)	(55)
Change in benefits not recognized	(172)	(125)
Flow-through share renunciation	-	(7)
Yukon mineral tax	-	(108)
Change in estimate	-	231
	(207)	14

Recovery of income taxes	$(453)	$(480)

13.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three month periods ended March 31, 2015 and 2014:

	2015	2014
Numerator
Net loss for the period	$(492)	$(1,419)

Denominator
For basic – weighted average number of shares outstanding	69,588,898	62,625,743
Effect of dilutive securities – incentive share options	-	-
For diluted – adjusted weighted average number of shares outstanding	69,588,898	62,625,743

Loss Per Share
Basic	$(0.01)	$(0.02)
Diluted	$(0.01)	$(0.02)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy	March 31	December 31
	Classification	2014	2014
Loans and receivables –
Cash and cash equivalents	Level 2	$7,215	$8,639

Accounts receivable	Level 2	4,759	3,951
		11,974	12,590

Held to maturity investments –
Restricted cash and deposits –
Term deposits	Level 2	10,119	10,215

Available for sale –
Long-term investment in common shares	Level 1	585	597

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(2,095)	(2,375)

		$20,583	$21,027

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended March 31, 2015 and 2014 is summarized as follows:

	2015	2014

Operating Cash Flows Arising From Interest and Taxes
Interest received	$25	$14

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$33	$50
Capitalization of depreciation to mineral properties	$27	$100
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(6)	$-
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$1	$(56)
Exploration and evaluation properties	$20	$(47)
Property, plant and equipment	$-	$8

16.	Segmented Information

The Corporation had two operating segments during the three month periods ended March 31, 2015 and 2014, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the care and maintenance at the Bellekeno mine, which produced silver, lead and zinc in the form of concentrates until mining activities were suspended in September 2013. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month periods ended March 31, 2015 and 2014 is summarized as follows:

	Environmental	Mining
2015	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,648	$-	$-	$-	$2,648
Non-Canadian	1,868	-	-	-	1,868
Total revenues as reported	4,516	-	-	-	4,516

Cost of sales	3,324	-	-	-	3,324
Depreciation and amortization	27	-	-	24	51
Share-based compensation	79	-	-	178	257
Other G&A expenses	859	10	-	974	1,843
Other mine site care and	-	590	-	-	590
maintenance
Foreign exchange gain	(108)	4	-	(474)	(578)
Investment income		-	-	(35)	(35)
Finance costs	-	9	-	-	9
Derivative loss	-	-	-	-	-

Segment income (loss) before taxes	$335	$(613)	$-	$(667)	$(945)

Total assets	$11,365	$21,481	$63,368	$7,898	$104,112

	Environmental	Mining
2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,801	$-	$-	$-	$1,801
Non-Canadian	1,270	256	-	-	1,526
Total revenues as reported	3,071	256	-	-	3,327

Cost of sales	2,090	-	-	-	2,090
Depreciation and amortization	30	-	-	26	56
Share-based compensation	109	-	-	357	466
Other G&A expenses	695	27	-	1,780	2,502
Foreign exchange gain	4	(13)	-	114	105
Investment income	-	-	-	(7)	(7)
Finance costs	-	14	-	-	14

Segment income (loss) before taxes	$143	$228	$-	$(2,270)	$(1,899)

Total assets	$12,183	$40,609	$69,187	$8,566	$130,545

For the three month periods ended March 31, 2015 and 2014, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	2015	2014

Silver	$-	$164
Lead	-	(30)
Zinc	-	(3)
Gold	-	141
	-	272

Smelter treatment and refining charges	-	(16)

Reported mining operations revenue	$-	$256

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month periods ended March 31, 2015 and 2014 is summarized as follows:

(a)	Key Management Personnel Compensation

	2015	2014

Salaries and other short-term benefits	$485	$441
Share-based compensation	224	348

	$709	$789

Key management includes the Corporation’s Board of Directors and members of senior management.

18.	Commitments

As at March 31, 2015, the Corporation’s contractual obligations are as follows:

(a) The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2015	373
2016	94
2017	79

$546

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $200,000.